Confidential Portions Omitted

April 17, 2015

Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Rentrak Corporation
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed June 6, 2014
Form 10-Q for the Quarterly Period Ended December 31, 2014
Filed February 5, 2015
Form 8-K/A Filed February 17, 2015
File No. 000-15159

Dear Mr. Gilmore:

This letter sets forth the responses of Rentrak Corporation (“Rentrak”) to the staff’s comment letter dated March 11, 2015. We’ve restated the staff’s comments which are followed by our response.

Form 10-K for the Fiscal Year Ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Loss to Adjusted EBITA Reconciliation, page 20

1.	We note your disclosure that you believe that Adjusted EBITDA is helpful as an indicator of the company’s financial performance and capacity to operationally fund capital expenditures and working capital requirements. Please tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K. In this regard, we note that the description of the measure suggests its usefulness in part as a liquidity measure and the measure appears to exclude items that require cash settlement.

Response:

We considered Item 10(e)(1)(ii)(A) of Regulation S-K when providing the disclosure relating to Adjusted EBITDA, which begins on page 20 and ends on page 21. The subtotal labeled “Adjusted EBITDA” is what we consider to be an indicator of the company’s financial performance and capacity to operationally fund capital expenditures and working capital requirements. From this total, we also exclude items which we believe are not representative of our ongoing operations. These items include both noncash transactions, which are the expenses relating to DISH and ITVX, as well as cash settled items, which would be expenses included in reorganization and acquisition costs. This total, which we’ve labeled “Adjusted EBITDA before DISH & ITVX stock-based compensation, reorganization and acquisition costs,” would be what we consider to be a performance measure. We exclude those costs from Adjusted EBITDA because we believe this provides our investors with a better understanding of our ongoing financial performance from period to period. We believe this transparency helps users better understand the company’s past performance and anticipate future performance.

The total non-cash and cash adjustments made to EBITDA for the years ended March 31, 2014, 2013 and 2012 were $8.4 million, $21.8 million, and $6.9 million, respectively, of which, 4%, 2% and 28%

were costs associated with various acquisitions and reorganization expenses. During the year ended March 31, 2012, we incurred reorganization costs of $1.2 million relating to our foreign locations, which were more fully disclosed in Footnote 12 of the notes to the consolidated Financial Statements.

Additionally, our credit agreement, which was recently amended in December 2014, now contains a material financial covenant regarding a minimum Adjusted EBITDA requirement. This covenant excludes cash settled acquisition costs.

Results of Operations

Revenue, page 21

2.	In your discussion of revenue for the periods presented, you refer to additions of new customers and increases in custom reporting projects. We further note that in recent earnings release calls and presentations you discuss certain non-financial metrics such as numbers of clients and markets. Please describe for us the key performance indicators management uses in managing your business and tell us what consideration was given to disclosing such measures in your MD&A. Refer to Section III.B of SEC Release 33-8350.

Response:

The key performance indicators (the financial metrics) management uses in managing the business are revenue growth, consolidated operating performance and consolidated adjusted EBITDA. We have disclosed these financial metrics within various sections of the MD&A. Additionally, in the “Business Overview” section, we discuss our strategy relating to investments we are making in our systems as well as other initiatives which support our longer term growth. These are the items management believes are the most relevant to help investors understand our current financial performance as well the likelihood to grow our business into the foreseeable future.

Some of the non-financial metrics discussed during earnings calls, such as the number of clients we’ve added or the markets we’ve expanded into, relate to our overall growth potential as well as the expansion of our leadership position within the media measurement and advertising industry. These non-financial metrics are not necessarily directly related to our current financial performance or results we expect to achieve within the next twelve months. Rather, these non-financial metrics relate more to our longer term growth possibilities. For example, as we increase the number of networks and local stations that subscribe to our services, or as we expand into additional geographical markets and/or form strategic relationships with advertising agencies and other complementary companies that also operate within our industry, these metrics demonstrate our potential for longer-term growth and why we expect we will become a stronger market participant over the next several years. Also, some of the non-financial metrics we discuss relate to our accomplishments which we believe will help us improve our services, increase our ability to scale those services, and increase the likelihood that future customers will subscribe to our product offerings, all of which should improve our ability to achieve our longer-term revenue growth goals.

We have evaluated the information provided within our earnings releases in order to determine whether some of that information also should be disclosed within MD&A. We considered these non-financial metrics and, in our MD&A, we discuss what we view as material and either directly related to our current financial performance and/or is a known or anticipated trend which we expect will continue in the foreseeable future. While some of these non-financial metrics may not be specifically identified within the revenue section of our MD&A, we believe this information is more broadly covered in our “Business Overview” section of the MD&A. For example, on page 18, we disclose that our technology “merges census-based television viewership information from over 100 million TVs” and that we measure box office results from “more than 100,000 movie screens in 36 countries throughout the world.” As we increase the data we process, [***]* we expect they will drive our revenue growth over the longer term.

Partly in response this comment, we are currently evaluating our possible disclosure in our Form 10-K for our fiscal year ended March 31, 2015. We will reconsider how we can expand our disclosure relating to our product lines in order to provide more of the non-financial metrics, similar to what has been discussed in our earnings release calls, into our MD&A.

3.	We note that revenue increases in your various service lines are attributed to the addition of new clients and/or rate increases for existing clients. Please tell us what consideration was given to disclosing the extent to which revenue increases were attributed to increases in prices or to increases in the volume or amount of services being sold. Refer to Item 303(a)(3)(ii) of Regulation S-K. Also, wherever multiple factors are cited as the underlying drivers for changes in revenues or expenses, tell us what consideration was given to quantifying each factor. Refer to Section III.D of SEC Release 33-6835.

Response:

The growth in each of our product lines during the periods presented has been relatively consistent from year to year. The only area which there has been some volatility has been within our “Other Services” category, which is an immaterial portion of our overall business for the reasons we’ve disclosed.

We are continuously working on evolving our products and services in response to the changing needs of our clients and the rapidly changing industry in which we operate. Our services are offered into a wide variety of vertical markets, such as large and small film distributors, national and smaller television networks, independent local stations and large station groups, national and local advertising agencies and a wide variety of advertisers. [***]* Thus, we have concluded that providing summary level information by our main product lines is more useful to our investors.

Since most of our rate increases to existing clients are driven by newer services and features of our software as a service (“SaaS”) systems, we do not believe that isolating those specifics would provide our investors with a materially different conclusion to understanding our business as a whole. Additionally, most of the costs associated with our existing services are largely fixed and do not vary much with increases in price or volumes of customers. Providing price/volume analysis on a more granular level would not provide a useful metric by which to analyze our business, as we have more than ten different verticals and we currently don’t evaluate results in this manner. We have avoided providing investors with more granular information relating to all of the verticals we serve because 1) we believe summarizing this information is more clear and straightforward for our investors, 2) we view such granular information as immaterial for each specific vertical and would not necessarily promote an understanding of our financial performance due to the varied types of customers we serve, and 3) such information might competitively harm us.

We have evaluated Item 303(a)(3)(ii) and have disclosed what was known to us as of March 31, 2014. We have also evaluated Section III.D of SEC Release 33-6835. As noted on page 19, we

*	CONFIDENTIAL PORTION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

continue to invest heavily in an effort to grow our business. We expect a large portion of our business growth will come from new clients, new services and rate increases to existing clients. While we expect revenue growth to continue into the foreseeable future[***]*. Thus, we have disclosed only historical information as of March 31, 2014.

As the company continues to grow and evolve, and to the extent additional metrics to assess performance become material in the board of directors’ and management’s evaluation of the company’s business in future periods, we will reassess whether such metrics should be discussed in our future filings.

4.	Your revenue recognition policy disclosure describes differing patterns of revenue recognition among services provided. Please tell us what consideration was given to separately quantifying revenues recognized as subscriptions or proportionally over the contractual term and revenues that are recognized at delivery of service or information in order to enhance the overall financial disclosure and provide the context within which financial information should be analyzed. To the extent that there are significant period to period fluctuations in patterns of revenue recognition, tell us what consideration was given to discussing the underlying reasons for such fluctuations or trends. Refer to Section III.B.4 of SEC Release 33-8350.

Response:

Since we are a SaaS company, our revenue is primarily derived from fees that we charge for subscription-based products and services. Subscription-based products and services accounted for most of our revenue, and represented more than 93% of our consolidated revenue in each of the years ended March 31, 2014, 2013 and 2012. Since we believed this mix would not vary significantly in the future, we didn’t provide more granular information as we believed it was not necessary to understanding the nature and results of our operations. We considered Section III.B.4 of SEC Release 33-8350 in our disclosure. As noted in our responses above, the industry is rapidly changing and evolving. Our goal is to develop products and services which both meet the needs of our clients as well as the needs of the industry. When we provide clients with additional services, and if those services are custom, we evaluate those services to determine whether they can be converted into longer term subscriptions which benefit multiple clients. We provided disclosure based on the way our management evaluates our business performance, which involves an assessment of product line revenue growth as well as consolidated revenue growth. Additionally, we continue to believe these trends will not change substantially, and we expect to see a similar mix in revenue for the foreseeable future.

As the company continues to grow and evolve, and to the extent these trends change substantially or become a material part of the board of directors’ and management’s evaluation of the company’s business in future periods, we will reassess whether such patterns should be discussed in our future filings.

Cost of Revenue and Gross Margin, page 22

5.	On page 23 you disclose that the decline in gross margin in Fiscal 2013 was primarily due to a shift in mix of revenue as more revenue was generated from TV Everywhere, which has a lower gross margin than Movies Everywhere and OnDemand Everywhere. Please describe for us and tell us what consideration was given to discussing the impact on gross margin as a percentage of revenue attributable to the increase in the proportion of revenues generated from TV Everywhere in Fiscal 2014. Refer to Section III.B.4 of SEC Release 33-8350.

*	CONFIDENTIAL PORTION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

Response:

We incur data costs for all of our product lines. [***]* We analyze these costs in the manner shown in the “Cost of revenue” table above gross margin, which represents our largest components of these expenditures. Our gross margin percentage in Fiscal 2012 was higher than Fiscal 2013 because in Fiscal 2012 our TV Essentials product line’s revenue was only 19.6% of total revenue, while in Fiscal 2013 it had increased to 30.9% of total revenue.

We considered Section III.B.4 of SEC Release 33-8350. We believe our tabular presentation of our costs of revenue as well as the discussion below the tables explain our known trends relating to these costs and the corresponding impact on margins. Additionally, as of March 31, 2014, we did not expect our consolidated gross margin to change significantly for the foreseeable future given that most of our data costs for our TV Essentials product line are relatively fixed.

Partly in response to this comment, we are currently evaluating our disclosure for our fiscal year ended March 31, 2015. While we do not believe our consolidated margins as a percentage of revenue will change substantially from our year ended March 31, 2014, in order to provide our investors with a better understanding of our gross margin we will consider how we can expand our disclosure relating to the increases and/or fluctuations in the proportion of revenues generated from our various product lines and how those changes might have contributed to changes in our consolidated gross margins.

Liquidity and Capital Resources, page 25

6.	We note the significance of the net cash provided by operating activities of discontinued operations to operating cash flows. Please tell us what consideration was given to separately disclosing the impact of cash flows from discontinued operations and the expected impact on your future cash flows from discontinued operations. Refer to Section III.B.3 and IV.B of SEC Release 33-8350.

Response:

In our evaluation of Section III.B.3 and IV.B of Release 33-8350, we concluded that the expected future cash flows from discontinued operations would not have a significant material impact on our future liquidity or capital resources. As of March 31, 2014, we had cash balances of $22.0 million, Accounts Receivable of $12.5 million, and a $15.0 million unused line of credit, which we believed would be more than sufficient to fund our cash requirements through at least the next twelve months. Additionally, we believe that the performance of our discontinued operations and the related cash flows were not material to our investors. As noted in the “Business Overview” section on pg. 18, Discontinued Operations reflects our Pay Per Transaction (“PPT”) Business. We decided to divest this line because it has been in a state of decline due to the decline of physical DVD rentals from retail stores. As noted on pg. 25, we did experience slight growth in revenue which had a favorable impact on income from Discontinued Operations during our Fiscal Year ended March 31, 2014 compared to our Fiscal Year ended March 31, 2013. However, most of this growth was due to the addition of Blockbuster as a major customer. Blockbuster exited the market in January 2014.

*	CONFIDENTIAL PORTION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

Given the significant declines in the overall home video rental market, we expected cash flow from Discontinued Operations to continue to decline and, as such, did not believe these cash flows were significant or material to our ongoing liquidity needs. Based on our projected cash needs and cash flows from continuing operations for the next twelve months, we believed that, as of March 31, 2014, cash flows from operating activities were sufficient. We completed the sale of the PPT line of business in January 2015 and, as of our third quarter ended December 31, 2014, we had total cash balances, including marketable securities, of $85.0 million.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 40

7.	You disclose that TPE is generally not available because your service offerings are highly differentiated and you are unable to obtain reliable information on the pricing practices of your competitors. In light of your highly differentiated service offerings, please describe for us how you determine that each element in your multiple element arrangements has stand-alone value. Refer to ASC 605-25-25-5.

Response:

Some of our multiple-element arrangements include analytical services and/or custom reports specific to each client along with subscriptions to our systems. We have previously sold each of these types of services separately and continue to do so. The separate elements within our multiple-element arrangements are independent of each other, and the probability of delivering the remaining undelivered items are high and in Rentrak’s control. As an example, we sell insights relating to audience viewership of specific ad campaigns and/or results from ad campaigns of prior years. We also combine a subscription to our system so our clients can gain insights into ongoing performance as our systems are continually updated with current data. All of these types of offerings are also sold to clients on a stand-alone basis. The client can chose how they wish to receive the information, and the data can be delivered via files on a file transfer protocol (“FTP”) site outside of our standard systems, via reports which are derived from Rentrak’s system and provided directly to the client or obtained directly by the customer via access to our systems. Additionally, customers are not limited in how they use the data for their own internal purposes, and this information enables them to better target the consumers they wish to reach. Our multiple-element arrangements also contain provisions which do not allow our clients to obtain a refund once each separate element has been delivered.

Based on management judgment and industry experience, TPE is not considered a viable option given that Rentrak’s products/services are highly differentiated and unique from our competition. Our primary competitor is Nielsen, which is many times larger than Rentrak and dominates the market. Nielsen’s offerings differ from Rentrak’s in that their services are largely based on a sampling methodology, while we capture significantly more audience viewership activity than Nielsen. However, given Nielsen’s long-standing history with many of the same clients we are trying to secure[***]*. For competitive reasons, we have been unable to obtain pricing information from Nielsen. Thus, we concluded that given the differentiation of our services coupled with our pricing power relative to our competitor, we were unable to obtain reliable and relevant comparisons of pricing practices.

*	CONFIDENTIAL PORTION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

Note 17. Business Segments and Enterprise-Wide Disclosures, page 57

8.	We note that as a result of your plan to divest the PPT business you operate in a single business segment. We further note your discussion of different lines of business and your disclosure on page 23 that TV Everywhere has a lower gross margin than Movies Everywhere or OnDemand Everywhere. Please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and lines of business:

•	Describe for us the company’s internal management reporting process, including organization and reporting structure;

•	Identify the company’s chief operating decision maker (“CODM”) and describe the basis for this determination;

•	Identify any segment managers and describe their responsibilities;

•	Describe how budgets are developed and resources are allocated throughout your organization;

•	Describe how performance of the different lines of businesses is evaluated;

•	Describe how performance of senior managers within the different lines of business is evaluated, including consideration of compensation and performance bonuses;

•	Describe for us the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization; and

•	Identify any lines of business that you believe meet the definition of an operating segment that are aggregated within your reportable segment.

Response:

We are a global media measurement and information company serving various clients in the entertainment, television, video and advertising industries. In addition to our technology, our data is a key input of our product offering. We obtain data from various data providers, such as cable and satellite television and video operators and movie theaters. We then match this data anonymously with various third party consumer segmentation and behavioral databases. Each of our lines consists of several product offerings, which we refer to as Entertainment Essentials.

Prior to Fiscal 2014, the company operated two divisions, which were the Advanced Media and Information (“AMI”) division, which included media measurement services, described above, and the Home Entertainment operating division, which primarily included our PPT line of business.

As a result of our decision to discontinue and sell our PPT line of business, which we completed in January 2015, we operate a single business segment which encompasses all of our Entertainment Essentials products and services. These services are primarily delivered through scalable, SaaS products within our Entertainment Essentials lines of business.

We have made significant investments over the past few years in information technology and statistical and analytical data resources, both in human resources to develop our software code and methodologies, as well as in the systems which support processing significant amounts of data and, in some cases, the data itself. These systems and this infrastructure support all of the product lines and will continue to be leveraged to support our future growth.

The information below describes how we are organized:

•	We follow a matrix organization structure. Please see the attached organization chart. Generally, sales functions from our product lines and our strategy function report to our CEO, Bill Livek, and our IT, product development, statistical and corporate functions report to our COO/CFO, David Chemerow. A key component of our strategy relates to our data provider relationships and corresponding data operations. Cathy Hetzel, Corporate President, manages the data relationships and operations function for our TV Essentials and OnDemand Essentials lines. Ron Giambra, President of our Movies Everywhere line, manages the data operations of our call centers and our theater relations in addition to managing the sales function. Mr. Chemerow, Ms. Hetzel and Mr. Giambra all report to Mr. Livek.

•	The most vital decisions about the Company are made by the Mr. Livek and Mr. Chemerow. Since Mr. Livek is the overriding decision maker, he is considered the company’s chief operating decision maker (“CODM”).

•	We manage our business by a combination of various product lines as well as functional and technical groups needed to support our SaaS systems and statistical methodologies needed to deliver our services. Please refer to the attached organization chart for additional information regarding our management and their related responsibilities.

•	Budgets are developed based on revenue growth goals, the initiatives and/or acquisitions we are undertaking relating to how we differentiate ourselves from our competitors, the needs of our clients and the evolution of our products to meet those needs, as well as the anticipated future needs of a rapidly changing industry. In order to evolve our products, as an example, we periodically add additional data partners, which affects gross margins. However, we view these types of expenses as costs needed to support our longer term revenue growth goals, and gross margins are evaluated on a consolidated level since our data are leveraged throughout our existing SaaS systems as well as SaaS systems which are currently being developed. Some of our operating expenses are required to generate product line sales, and those expenses are charged to the product line. However, product development, innovation, significant portions of our information technology groups and our statistical teams are not charged to specific product lines because these types of expenditures are incurred to maintain and grow our SaaS systems and related infrastructure which benefits all lines. Resources are allocated based on what the CODM deems necessary to support our revenue growth, improve our positioning in the industry and improve our competitive strength. As noted above, a substantial amount of our resources have been allocated to our IT and statistical groups. Since these groups support the systems and data for all of our products, they are not allocated to a specific product line.

•	We measure our performance primarily by consolidated and product line revenue growth, consolidated operating performance, and, more recently, by consolidated adjusted EBITDA. As noted above, to a lesser extent, we review gross margins and selling expenses by product line, but, given our significant investments in data and system resources noted above, these areas are less scrutinized by internal management. Additionally, the results by product line do not include large categories of costs relating to operating the systems which generate our services nor any corporate costs. The totals of these categories represented 39%, 38% and 39% of total operating expenses in the fiscal years ended March 31, 2014, 2013 and 2012, respectively. Therefore, we view our consolidated operating performance and consolidated adjusted EBITDA measures as the more meaningful metrics we use to evaluate our business.

•	Our CEO and COO/CFO each receive base pay and annual bonuses which are based on the attainment of longer-term initiatives, such as completion of acquisitions or divestitures and/or forming strategic alliances with key companies in the industry. They also periodically receive equity grants which vest over multiple years. These grants are designed to ensure retention of our top executives as well as to incent and compensate them for the company’s growth over the longer term. Each member of our senior management team receives a base salary and annual equity grants which are approved by the compensation committee of our board of directors. These grants are designed to give our senior managers long term benefits which are tied to the company’s longer term performance. Additionally, our senior managers receive annual performance-based bonuses, a portion of which is based on consolidated operating income and the remaining amounts are specific to each individual and vary based on a number of factors, such as product line revenue growth and various strategic initiatives.

•	The CODM reviews the consolidated operating results on a quarterly basis. On a monthly basis, the CODM receives information that provides revenue, gross margin and controllable operating expense by line of business, IT, research and development costs as well as corporate costs, operating income, net income and adjusted EBITDA. The CODM focuses on revenue growth as well as overall consolidated performance and adjusted EBITDA. Additionally, he reviews progress made towards various strategic initiatives aimed at strengthening the company’s overall market position, improving its competitive strength and ensuring its longer term growth. The CODM allocates resources based on the overall strategic direction of the company and what he believes is necessary to drive long-term growth at the consolidated level and not solely based on the detailed component information generated in these reports.

•	Per ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

Since our CODM does not make decisions about resources to be allocated to these product lines and only focuses on revenue by product line, the characteristic described in item b. above is not present. Additionally, when strategic decisions are made, such as whether to execute an acquisition or expand a relationship with a key data provider, the pro-forma effects of those transactions are only considered on a consolidated basis, not by individual product line. Moreover, as noted above, the operating results of our product lines do not include approximately 39% of the company’s total operating expenses, which include IT and development costs necessary to support all of our systems and our infrastructure and are not allocated by product line, as well as corporate and overhead costs that also benefit the entire company and are not allocated to a specific product line. Thus, our internal management reports are not utilized for assessment of specific product line performance, and it would be difficult to allocate resources and assess performance based on product line performance that excludes almost half of the company’s consolidated operating expenses. Finally, although some financial information is available for specific product lines, the CODM does not make decisions based on financial information other than that which is prepared for the company on a consolidated basis. Although management does prepare limited, discrete financial information about product lines, key resource decisions and cost management decisions are made at a consolidated level, as demonstrated by the allocation of resources throughout the company. We believe that providing investors with any discrete financial information about particular product lines would not help them better understand the company’s performance, assess prospects for future net cash flows or make informed judgments about the company as a whole because analysis of this information is not consistent with management’s approach to making operating decisions and allocating resources. For these reasons, we have concluded we have only one operating segment.

Form 10-Q for the Quarterly Period Ended December 31, 2014

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 6. Acquisition of Kantar Media’s U.S. Based Television Measurement Assets, page 9

9.	We note that in connection with the acquisition, you entered into a transition services agreement that provides certain services to you on a transitional basis. Please describe for us the key terms of this agreement and quantify amounts to be paid pursuant to the agreement.

Response:

The transition services agreement with Competitive Media Reporting, L.L.C. (“CMR”) began on December 1, 2014, the acquisition date, and ended on March 31, 2015. CMR provided services relating to operating the return path data business (“RPD Business”) and fulfilling obligations of the acquired client contracts. These services included personnel, systems, and related support and maintenance. The fees for the term of the agreement were $0.8 million per month. Additionally, we are required to reimburse CMR for 25% of the costs incurred by CMR in shutting down the operations of the RPD Business, subject to a cap of $1 million. These costs include severance or other employee termination costs and the costs of terminating any data or software licenses. As of the date of this letter, we are evaluating an estimate of these costs, and expect to incur expense up to the cap of $1 million.

Form 8-K/A filed February 17, 2015

Exhibit 99.1 Audited Statement of Assets to be Acquired and Liabilities to be Assumed

Notes to Abbreviated Financial Statements

Note 2. Basis of Presentation

Statement of Revenues and Direct Expenses, page 6

10.	We refer you to our letter dated November 7, 2014. We note your disclosure that “certain overhead items such as human resources, finance, marketing, tax and treasury functions that are managed by WPP have not been allocated to the RPD Business in these financial statements.” Please describe for us the nature of the excluded overhead costs and explain how each of these costs is not directly involved in the revenue producing activity of the RPD business.

Response:

The excluded overhead costs relate exclusively to costs allocated to the RPD Business from WPP’s shared services center and represent WPP’s corporate overhead. These costs were bundled as a group at the WPP level and were allocated to all of WPP’s subsidiaries. However, if any costs incurred at the shared service center were directly attributable to a specific subsidiary (e.g. the RPD Business), then those costs were removed from the pool of allocable costs and were recorded directly on that subsidiary’s books. The RPD Business’s records therefore included all costs of sales and other selling, general and administrative, distribution, depreciation and research and development costs. Due to the nature of the RPD Business, there was no marketing or amortization expense to be recorded.

11.	We note your disclosures that “certain of these direct expenses such as rent have been allocated to the RPD business based on relative headcount.” In our letter dated November 7, 2014, we indicated that the notes to the abbreviated statements should disclose the nature and amounts of allocated expenses and the allocation methodology. Please tell us what consideration was given to further describing the nature of and quantifying allocated expenses, to the extent material. In addition, tell us whether there were direct expenses allocated using a methodology other than relative headcount.

Response:

The two types of expense that were allocated were rent expense and certain office costs, both of which were allocated based on relative headcount. No other allocation methodology was used. Total rent for the nine months ended September 30, 2014 and for the twelve months ended December 31, 2013 was $209,000 and $273,000, respectively, of which $201,000 and $263,000 was allocated to the RPD Business, respectively. The total allocated office costs for the nine months ended September 30, 2014 and for the twelve months ended December 31, 2013 was $74,000 and $64,000, respectively, of which $72,000 and $62,000 was allocated to the RPD Business. We believe that the nature and amount of these expenses were immaterial.

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, or if it would be more helpful to have us review our responses with you via a conference call, we’d be happy to do so. I can be reached at 503-331-2820. Thank you for your assistance.

Sincerely,

/s/ David Chemerow

David Chemerow
COO/CFO
Rentrak Corporation

Rentrak
Matrix Organizational Structure
CODM
Bill Livek
CEO
Cathy Hetzel Data Providers and Operations
Amir Yazdani New Business & Strategy
Main Product Lines
David Chemerow COO/CFO
Chris Wilson TVE: National
Ron Giambra Movies Everywhere
Steve Walsh TVE: Local
Marty Graham OnDemand Essentials
Product Lines
Operations-supports all Product lines
Operations
TVE and ODE
Bruce Goerlich
Chief Research Officer
Operations
Call Centers
Jeon Rezvani
IT & Product Development
Michael Vinson
Statistical Operations
Caroline Horner Innovation
Marketing
Human Resources
Facilities Management
Finance and Accounting
Corporate-supports all Product lines